Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-204479

Supplementing the Preliminary

Prospectus Supplement dated May 27, 2015

(To Prospectus dated May 27, 2015)

Atlas Air Worldwide Prices Convertible Senior Notes

PURCHASE, N.Y., May 29, 2015 – Atlas Air Worldwide Holdings, Inc. (NASDAQ: AAWW) today announced the pricing of $200 million aggregate principal amount of its 2.25% convertible senior notes due 2022 in an underwritten public offering. Atlas Air Worldwide has granted the underwriters an option to purchase, within a 13-day period beginning on and including the date the notes are first issued, up to an additional $30 million aggregate principal amount of the notes from the company, solely to cover over-allotments. The offering is expected to close on June 3, 2015, subject to the satisfaction of customary closing conditions.

The company estimates that the net proceeds of this offering will be approximately $194.1 million (or $223.3 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses.

The notes will be senior unsecured obligations of Atlas Air Worldwide. The notes will mature on June 1, 2022, unless repurchased or converted in accordance with their terms prior to such date, and will bear interest at a rate of 2.25% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2015. The holders of the notes may require the company to repurchase all or any portion of their notes for cash in the event of a fundamental change, as defined in the indenture governing the terms of the notes. In such case, the repurchase price would be 100% of the principal amount of the notes being repurchased, plus any accrued and unpaid interest. The company will not have the right to redeem the notes prior to maturity.

Prior to the close of business on the business day immediately preceding September 1, 2021, the notes will be convertible only under certain circumstances. Thereafter, until the close of business on the second scheduled trading day preceding the maturity date, the notes will be convertible at the option of the noteholders at any time regardless of these conditions. The notes will be convertible into cash, shares of the company’s common stock, or a combination of both cash and shares of the company’s common stock at the company’s election.

The initial conversion rate for the notes is 13.5036 shares of the company’s common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $74.05 per share of the company’s common stock. The initial conversion price represents an approximately 32.5% conversion premium to the closing price of $55.89 per share of the company’s common stock on the NASDAQ Global Select Market on May 28, 2015, such closing price being the last reported sale price. In addition, following certain corporate transactions that occur prior to the maturity date, the company may be required, in certain circumstances, to increase the conversion rate for a holder that elects to convert its notes in connection with such a corporate transaction.

In connection with the pricing of the notes, Atlas Air Worldwide also entered into privately negotiated convertible note hedge transactions as well as separate privately negotiated warrant transactions with Morgan Stanley & Co. International plc and BNP Paribas, collectively referred to as the option counterparties.

The convertible note hedge transactions are intended to reduce the potential dilution to the company’s common stock upon conversion of the notes and/or offset potential cash payments the company is required to make in excess of the principal amount of converted notes in the event that the market price of the company’s common stock is greater than the strike price of the convertible note hedge transactions, which initially corresponds to the initial conversion price of the notes. However, the warrant transactions could separately have a dilutive effect on the company’s earnings per share to the extent that the market value per share of the company’s common stock exceeds the strike price of the warrants under the terms of warrant transactions.

Accordingly, when the convertible note hedge transactions and the warrant transactions are taken together, the extent to which the convertible note hedge transactions reduce the potential dilution to the company’s common stock (or the cash payments in excess of the principal amount of the notes) upon conversion of the notes is effectively capped by the warrant transactions at the strike price of the warrants. The strike price of the warrants will initially be approximately $95.01 per share, which represents a premium of approximately 70% over the last reported sale price, and is subject to certain adjustments under the terms of the warrant transactions.

If the underwriters exercise their over-allotment option, the company expects to enter into additional convertible note hedge and warrant transactions with the option counterparties.

In connection with establishing their initial hedge of the convertible note hedge and warrant transactions, the option counterparties or their respective affiliates have entered into and/or expect to enter into various hedging transactions, including (without limitation) derivative transactions, with respect to the company’s common stock concurrently with or shortly after the pricing of the notes. This activity could impact the market price of the company’s common stock or the notes at that time.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various hedging transactions, including (without limitation) derivatives, with respect to the company’s common stock and/or purchasing or selling the company’s common stock or other securities of the company in secondary market transactions following the pricing of the notes and prior to the maturity of the notes. This activity could also cause or avoid an increase or a decrease in the market price of the company’s common stock or the notes, which could affect the ability of noteholders to convert their notes and, to the extent the activity occurs during any observation period related to a conversion of the notes, could affect the amount and value of the consideration that noteholders will receive upon conversion of their notes.

Atlas Air Worldwide intends to use the net proceeds of the offering primarily to refinance certain equipment notes funded by Enhanced Equipment Trust Certificates (EETCs) related to five Boeing 747-400 freighter aircraft. In addition, the company intends to use a portion of the net proceeds of the offering to fund the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to the company from the sale of the warrants), for working capital and capital expenditures, repayment or refinancing of debt, and for general corporate purposes.

If the underwriters exercise their over-allotment option, Atlas Air Worldwide expects to sell additional warrants and use a portion of the net proceeds from the sale of the additional notes, together with the proceeds from the additional warrants, to enter into additional convertible note hedge transactions and for general corporate purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of or any solicitation of an offer to buy, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Morgan Stanley & Co. LLC and BNP Paribas Securities Corp. will act as joint bookrunners for the offering. Credit Agricole Securities (USA) Inc. will act as lead manager, with BB&T Capital Markets, a division of BB&T Securities, LLC, CJS Securities, Inc., FBR Capital Markets & Co. and Sidoti & Company, LLC acting as co-managers.

The company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement describing the terms of the offering with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement related to that registration statement and other documents that the company has filed with the SEC for more complete information about the company and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, by calling (866) 718-1649, or by emailing prospectus@morganstanley.com; or from BNP Paribas Securities Corp., Attention: Equity Syndicate Desk, 787 Seventh Avenue, New York, NY 10019, by calling (888) 860-5378, or by emailing nyk_elo@us.bnpparibas.com.

About Atlas Air Worldwide:

Atlas Air Worldwide is a leading global provider of outsourced aircraft and aviation operating services. It is the parent company of Atlas Air, Inc. (Atlas) and Titan Aviation Holdings, Inc. (Titan), and is the majority shareholder of Polar Air Cargo Worldwide, Inc. (Polar). Through Atlas and Polar, Atlas Air Worldwide operates the world’s largest fleet of Boeing 747 freighter aircraft.

Atlas, Titan and Polar offer a range of outsourced aircraft and aviation operating services that include ACMI service – in which customers receive an aircraft, crew, maintenance and insurance on a long-term basis; CMI service, for customers that provide their own aircraft; express network and scheduled air cargo service; cargo and passenger charters; and dry leasing of aircraft and engines.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our planned offer and sale of notes and the use of the net proceeds from any such sale. We cannot be sure that we will complete the offering or, if we do, on what terms we will complete the offering. Forward-looking statements are based on current beliefs and expectations and are subject to inherent risks and uncertainties, including those discussed under the caption “Risk Factors” in the prospectus and prospectus supplement. In addition, management retains broad discretion with respect to the allocation of the net proceeds of this offering. The forward-looking statements speak only as of the date of this release, and Atlas Air Worldwide Holdings, Inc. is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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